Exhibit 21.1

Subsidiaries of TEG Overseas, Inc.

Name of Subsidiary	Jurisdiction	Percentage Ownership	Direct (D) or Indirect (I)

TEG SPV LLC	Republic of Uzbekistan	99.99999012%	D

AFKA Dream World LLC	Republican of Uzbekistan	100%	I – Subsidiary of TEG SPV LLC

Cultural Landmark Hotel LLC	Republic of Uzbekistan	100%	I – Subsidiary of TEG SPV LLC

CAEx LLC	Republic of Uzbekistan	100%	I – Subsidiary of TEG SPV LLC